UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO SCHEDULE 13G

Under the Securities Exchange Act of 1934

Attis Industries, Inc.

(Name of Issuer)

Common Shares, par value $0.025 per share

(Title of Class of Securities)

049836109

(CUSIP Number)

December 31, 2019

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%*

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YAII GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One EQ, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Blocker EQ, Ltd. (98-1312787)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One Growth and Opportunity Fund Offshore, LP (98-1312519)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99%

12.	Type of Reporting Person (See Instructions): PN

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LLC (81-3109521)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Delta Beta Advisors, LP (81-3014898)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): PN

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,9shares).

CUSIP No. 049836109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

D-Beta One GP, LLC (81-3005935)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6.	Shared Voting Power:	473,907*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	473,907*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 473,907*

10.	Check if the Aggregate Amount in Row (9) ☐ Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount in Row (9): 9.99% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions): OO

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

Item 1.
(a)	Name of Issuer: Attis Industries, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

12540 Broadwell Road, Suite 2104

Milton, GA 30004

Item 2.	Identity and Background.
(a)	Name of Person Filing: YA II PN, Ltd.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Shares, par value $0.025 per share
(e)	CUSIP Number: 049836109

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 473,907*

(b)	Percentage of Class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 473,907*

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 473,907*

* Calculations are based on 473,907 shares of Common Stock underlying shares of Series G Convertible Preferred Stock, such that the reporting person is deemed to be the beneficial owner of 9.99% of Attis’ outstanding Common Stock of 4,786,948 (calculated using the outstanding shares of 4,313,041 reported by Attis in a SEC filing in July 2019, plus 473,907 shares).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 473,907*, or 9.99%, shares of Common Stock of Attis Industries, Inc. (“Attis”) as of the date of this filing. YA II and the other reporting persons shared the power to vote and dispose any such Common Stock.

Direct beneficial ownership of such Common Stock by the reporting persons is as follows (and therefore excludes any Common Stock indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Common Stock of Attis):

•	YA II PN, Ltd. – 0

•	YA Global Investments II (U.S.), LP -- 0

•	Yorkville Advisors Global, LP – 0

•	Yorkville Advisors Global II, LLC – 0

•	YAII GP, LP – 0

•	Yorkville Advisors GP, LLC -- 0

•	D-Beta One EQ, Ltd. – 0

•	D-Beta One Blocker EQ, Ltd. – 0

•	D-Beta One Growth & Opportunity Fund Offshore, LP – 0

•	Delta Beta Advisors, LP – 0

•	Delta Beta Advisors, LLC – 0

•	D-Beta One GP, LLC – 0

•	Matthew Beckman – 0

In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional Common Stock that may be acquired by each such reporting person within 60 days of the date of this filing. Such Common Stock may be acquired by the reporting persons upon the conversion of shares of Series G Convertible Preferred Stock (the “Series G Shares”), which are convertible or exercisable into Attis’ Common Stock. However, the issuance of such Common Stock is subject to an ownership cap that limits the number of Common Stock that may be issued upon conversion of the Series G Shares to a total of 9.99% of Attis’ outstanding Common Stock. Accordingly, each reporting person’s indirect beneficial ownership of Attis’ Common Stock is limited to 473,907 shares, which is equal to 9.99% of Attis’ outstanding Common Stock of 4,313,041 shares (the most recent outstanding Common Stock as reported by Attis), plus 473,907 shares. In calculating the number of shares of Common Stock that may be subject to the ownership cap, the number of shares of Common Stock beneficially owned by the holder of the Series G Shares and all of its affiliates are taken into consideration. Solely for purposes of this filing, all of the reporting persons are deemed to be affiliated parties and therefore any shares of Common Stock beneficially owned by one reporting person are deemed to be held by all other reporting persons.

Below is a description of the relationship among the reporting persons:

YA II is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. Yorkville Advisors GP, LLC (the “Yorkville GP”) is the general partner to the YA GP. Matthew Beckman makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

D-Beta One EQ, Ltd. (“D-Beta”) is beneficially owned by D-Beta One Blocker EQ, Ltd. (“Blocker”), which is beneficially owned by D-Beta One Growth and Opportunity Fund Offshore, LP (the “Opportunity Fund”). Delta Beta Advisors, LP (“D-Beta Advisor”) is the investment manager to D-Beta. Delta Beta Advisors, LLC (the “Delta Advisor GP”) is the general partner to the D-Beta Advisor. D-Beta One GP, LLC (“D-Beta GP”) is the general partner to the Opportunity Fund. Matthew Beckman makes the investment decisions on behalf of D-Beta. Accordingly, each of D-Beta, the Blocker, the Opportunity Fund, the D-Beta Advisors, the Delta Advisor GP, the D-Beta GP and Matthew Beckman may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person. YA II and D-Beta may be deemed affiliates through common ownership of the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP, the D-Beta Advisor, the Delta Advisor GP and the D-Beta GP, each of which may be deemed an affiliate of YA II, the YA Feeder, D-Beta, the Blocker and the Opportunity Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

YAII GP, LP

By: Yorkville Advisors GP, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One EQ, Ltd.

By: Delta Beta Advisors, LLC
Its: Investment Manager

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Blocker EQ, Ltd.

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One Growth and Opportunity Fund Offshore, LP

By: D-Beta One GP, LP
Its: General Partner

By: D-Beta One GP, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

Delta Beta Advisors, LP

By: Delta Beta Advisors, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

D-Beta One GP, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	1/8/2020
Troy J. Rillo, Esq.
Chief Compliance Officer

/s/ Matthew Beckman		Date:	1/8/2020
Matthew Beckman